Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2013

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements of Penn West Petroleum Ltd. (“Penn West”, “we”, “us”, “our”, the “Company”) for the three months and six months ended June 30, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The date of this MD&A is August 7, 2013. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our cautionary notes relating to forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted and netback included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” below for a calculation of our netbacks.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash flow from operating activities	$199	$280	$455	$514
Change in non-cash working capital	72	(23)	65	56
Decommissioning expenditures	7	15	25	39

Funds flow	$278	$272	$545	$609

Basic per share	$0.57	$0.57	$1.13	$1.29
Diluted per share	$0.57	$0.57	$1.13	$1.29

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 1

Second Quarter Highlights

•

Production in the second quarter of 2013 averaged 140,083 boe per day, slightly ahead of our budget due to cycle times achieved, compared to 163,181 boe per day in the second quarter of 2012. The decline in production is mainly due to asset dispositions completed in 2012.

•	Exploration and development capital expenditures for the second quarter of 2013 totalled $112 million (2012 – $329 million) and were consistent with our plans.

•

Netbacks were $30.68 per boe compared to $23.84 per boe in the second quarter of 2012. The increase was due to higher commodity price realizations, including narrower Canadian light-oil pricing differentials and higher natural gas prices, and lower operating costs than the comparative quarter.

•

Funds flow for the second quarter of 2013 was $278 million compared to $272 million in the comparative period of 2012. The increase in funds flow was attributed to narrowing WTI to Edmonton light sweet pricing differentials, which more than offset lower production as a result of asset dispositions closed in late 2012.

•

Net loss was $40 million in the second quarter of 2013 compared to net income of $235 million in the second quarter 2012. The change in net income was primarily due to lower unrealized risk management gains, $32 million in 2013 compared to $344 million in 2012, and higher unrealized foreign exchange losses in 2013 due to the weakening of the Canadian dollar.

2013 First Half Highlights

•

Production in the first six months of 2013 was on plan averaging 141,436 boe per day compared to 165,301 boe per day in the comparable period in 2012. The decline in production was primarily due to asset dispositions completed in 2012.

•	Exploration and development capital expenditures for the first half of 2013 totalled $539 million (2012 – $989 million), consistent with our budget.

•	We drilled 120 net wells (2012 – 180 net wells), excluding stratigraphic and service wells, in the first half.

•

Netbacks were $29.20 per boe compared to $25.61 per boe in the first six months of 2012. The increase was due to higher light oil and natural gas prices, along with narrower light-oil pricing differentials and lower operating costs.

•

Funds flow for the first six months of 2013 was $545 million compared to $609 million in the comparative period of 2012. The decline in funds flow was due to lower production volumes resulting from asset dispositions in late 2012.

•

Net loss was $137 million in the first half of 2013 compared to net income of $294 million in the first half of 2012. The change in net income was primarily due to lower revenues from lower production volumes as significant dispositions were closed in late 2012, a reduction in unrealized risk management gains and higher unrealized foreign exchange losses.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 2

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30
Three months ended	2013	2013	2012	2012	2012	2012	2011	2011
Gross revenues (1)	$745	$704	$799	$840	$774	$870	$979	$861
Funds flow	278	267	295	344	272	337	437	348
Basic per share	0.57	0.55	0.62	0.72	0.57	0.71	0.93	0.74
Diluted per share	0.57	0.55	0.62	0.72	0.57	0.71	0.93	0.74
Net income (loss)	(40)	(97)	(53)	(67)	235	59	(62)	138
Basic per share	(0.08)	(0.20)	(0.11)	(0.14)	0.50	0.12	(0.13)	0.29
Diluted per share	(0.08)	(0.20)	(0.11)	(0.14)	0.50	0.12	(0.13)	0.29
Dividends declared	131	130	129	129	128	128	127	127
Per share	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	88,146	89,250	99,071	105,588	104,758	107,199	108,071	101,392
Natural gas (mmcf/d)	312	321	329	329	351	361	364	360

Total (boe/d)	140,083	142,804	153,931	160,339	163,181	167,420	168,801	161,323

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

We are actively streamlining and focusing our management and operating structure. To date in 2013, we have reduced our workforce by over 10 percent of full time equivalents including a realignment of responsibilities and significant reduction of personnel, including at the executive and management level. We will continue to focus on cost saving initiatives and take further steps to allow us to achieve our goal to deliver best in class operating performance and shareholder returns.

On June 4, 2013, we announced the initiation of a corporate strategic review process. Our Board of Directors formed a Special Committee to explore strategic alternatives with the ultimate goal of maximizing the value for our shareholders. The Special Committee continues to work through this process including a detailed review of our asset base. We expect the process of the Special Committee will be completed prior to the end of this year at which point we will provide further clarity.

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Benchmark prices
WTI crude oil (US$/bbl)	$94.23	$94.34	$88.20	$92.19	$93.54
Edm mixed sweet par price (CAD$/bbl)	92.58	88.17	83.96	84.26	83.98
AECO Monthly Index (CAD$/mcf)	3.59	3.08	3.06	2.19	1.83

Penn West average sales price (1)
Light oil and NGL (per bbl)	82.65	80.23	75.91	73.28	75.20
Heavy oil (per bbl)	67.10	50.78	59.85	60.30	61.36
Total liquids (per bbl)	79.89	74.84	73.18	71.16	72.92
Natural gas (per mcf)	3.70	3.18	3.28	2.29	1.98

Benchmark differentials
WTI – Edm Light Sweet ($US/bbl)	(3.60)	(7.11)	(3.46)	(7.21)	(10.32)
WTI – WCS Heavy ($US/bbl)	$(19.13)	$(31.82)	$(18.21)	$(21.81)	$(22.86)

(1)	Excludes the impact of realized hedging gains or losses.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 3

Crude Oil

WTI crude oil prices remained relatively unchanged in the second quarter of 2013 compared to the first quarter of 2013 and the second quarter of 2012. Concerns regarding the economic recovery in China and its effect on future demand growth were offset by production curtailments and increased supply risk from the continuing conflicts in Syria, Libya and Egypt with the recent removal of the Morsi government.

In North America, access to transport capacity continues to be a factor in Canadian crude oil price realizations. New pipeline capacity from Cushing, Oklahoma to the U.S. Gulf coast led to the narrowing of the Brent-WTI differential in the second quarter. Oil differentials between WTI and Edmonton light sweet have remained somewhat range bound for the first six months of 2013, with second quarter 2013 differentials narrowing significantly compared to prior year levels. Heavy oil producers continue to wait on the U.S. government’s decision on Keystone XL, which is now not expected before the end of 2013. The impact of the recent train derailment in Lac Mégantic, Quebec on the transportation of crude oil by rail is uncertain.

Currently, we have 55,000 barrels per day of our 2013 crude oil production hedged between US$91.55 and US$104.42 per barrel and 26,000 barrels per day of our 2014 oil production hedged for the first half of the year including 20,000 barrels per day swapped at US$93.74 per barrel and 6,000 barrels per day hedged between US$92.00 per barrel and US$98.67 per barrel.

Natural Gas

Natural gas prices strengthened in the second quarter of 2013 compared to the first quarter due to the improving outlook for natural gas fundamentals. Lower natural gas drilling activity over the past two years led to a more constructive view of inventory levels, notwithstanding cooler summer weather expectations for 2013 compared to the past two years. U.S. natural gas inventory levels are near the five-year average.

Subsequent to the end of the second quarter, AECO spot prices dropped below $3.00 per mcf as the AECO-NYMEX differential widened. Changes to the TransCanada mainline toll reduced eastbound gas flow and current storage injection levels in Western Canada have been high compared to a year ago. Lower relative coal prices led to a shift in the power generation sector and mild summer weather to date in 2013 also affected current prices.

We currently have 175,000 mcf per day of natural gas production hedged for the remainder of 2013 at an average price of $3.43 per mcf and 140,000 mcf per day of our 2014 natural gas production hedged with 90,000 mcf per day swapped at $3.90 per mcf and 50,000 mcf per day hedged between $3.41 per mcf and $4.17 per mcf.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 4

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2013	2012	% change	2013	2012	% change

Light oil and liquids (per bbl)	$82.65	$75.20	10	$81.44	$79.72	2
Risk management gain (loss) (per bbl) (1)	0.28	(0.87)	100	0.40	(2.57)	100

Light oil and liquids net (per bbl)	82.93	74.33	12	81.84	77.15	6

Heavy oil (per bbl)	67.10	61.36	9	58.81	67.17	(12)

Natural gas (per mcf)	3.70	1.98	87	3.44	2.14	61
Risk management gain (loss) (per mcf) (1)	(0.10)	0.35	(100)	0.03	0.41	(93)

Natural gas net (per mcf)	3.60	2.33	55	3.47	2.55	36

Weighted average (per boe)	58.49	51.06	15	56.20	54.37	3
Risk management gain (loss) (per boe) (1)	(0.07)	0.29	(100)	0.26	(0.49)	100

Weighted average net (per boe)	$58.42	$51.35	14	$56.46	$53.88	5

(1)	Gross revenues include realized gains and losses on commodity contracts.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2013	2012	% change	2013	2012	% change
Light oil and NGL (bbls/d)	72,493	87,536	(17)	72,708	88,282	(18)
Heavy oil (bbls/d)	15,653	17,222	(9)	15,987	17,696	(10)
Natural gas (mmcf/d)	312	351	(11)	316	356	(11)

Total production (boe/d)	140,083	163,181	(14)	141,436	165,301	(14)

Second quarter 2013 production was ahead of plan as cycle time reductions continue to result in new production coming on-stream ahead of plans and downward trending costs. Production for the second quarter of 2013 and year-to-date in 2013 was lower than the corresponding periods of 2012 due to asset dispositions completed in the fourth quarter of 2012.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 5

Netbacks

	Three months ended June 30			Six months ended June 30
	2013	2012	% change	2013	2012	% change

Light oil and NGL (1)

Production (bbls/day)	72,493	87,536	(17)	72,708	88,282	(18)
Operating netback ($/bbl):
Sales price	$82.65	$75.20	10	$81.44	$79.72	2
Risk management gain (loss) (2)	0.28	(0.87)	100	0.40	(2.57)	100
Royalties	(14.85)	(15.94)	(7)	(14.46)	(16.46)	(12)
Operating costs	(19.87)	(19.85)	—	(19.97)	(20.42)	(2)

Netback	$48.21	$38.54	25	$47.41	$40.27	18

Conventional heavy oil

Production (bbls/day)	15,653	17,222	(9)	15,987	17,696	(10)
Operating netback ($/bbl):
Sales price	$67.10	$61.36	9	$58.81	$67.17	(12)
Royalties	(9.89)	(8.51)	16	(8.58)	(9.32)	(8)
Operating costs	(19.43)	(19.43)	—	(19.54)	(19.43)	1
Transportation	(0.05)	(0.12)	(58)	(0.04)	(0.10)	(60)

Netback	$37.73	$33.30	13	$30.65	$38.32	(20)

Total liquids

Production (bbls/day)	88,146	104,758	(16)	88,695	105,978	(16)
Operating netback ($/bbl):
Sales price	$79.89	$72.92	10	$77.36	$77.62	—
Risk management gain (loss) (2)	0.23	(0.73)	100	0.33	(2.14)	100
Royalties	(13.97)	(14.72)	(5)	(13.40)	(15.27)	(12)
Operating costs	(19.79)	(19.78)	—	(19.89)	(20.25)	(2)
Transportation	(0.01)	(0.02)	(50)	(0.01)	(0.02)	(50)

Netback	$46.35	$37.67	23	$44.39	$39.94	11

Natural gas

Production (mmcf/day)	312	351	(11)	316	356	(11)
Operating netback ($/mcf):
Sales price	$3.70	$1.98	87	$3.44	$2.14	61
Risk management gain (loss) (2)	(0.10)	0.35	(100)	0.03	0.41	(93)
Royalties	(0.69)	(0.18)	100	(0.63)	(0.20)	100
Operating costs	(1.97)	(2.08)	(5)	(1.96)	(2.12)	(8)
Transportation	(0.26)	(0.23)	13	(0.26)	(0.23)	13

Netback	$0.68	$(0.16)	100	$0.62	$—	100

Combined totals

Production (boe/day)	140,083	163,181	(14)	141,436	165,301	(14)
Operating netback ($/boe):
Sales price	$58.49	$51.06	15	$56.20	$54.37	3
Risk management gain (loss) (2)	(0.07)	0.29	(100)	0.26	(0.49)	100
Royalties	(10.32)	(9.84)	5	(9.81)	(10.22)	(4)
Operating costs	(16.83)	(17.16)	(2)	(16.86)	(17.55)	(4)
Transportation	(0.59)	(0.51)	16	(0.59)	(0.50)	18

Netback	$30.68	$23.84	29	$29.20	$25.61	14

(1)	Excluded from the netback calculation is $3 million primarily related to sulphur sales.
(2)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 6

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Light oil and NGL	$547	$604	(9)	$1,080	$1,263	(14)
Heavy oil	96	96	—	171	216	(21)
Natural gas	102	74	38	198	165	20

Gross revenues (1)	$745	$774	(4)	$1,449	$1,644	(12)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

The decline in oil revenues was the result of asset dispositions in 2012 which was partially offset by an increase in light-oil prices and narrower Canadian light-oil pricing differentials compared to 2012. Natural gas revenues increased in 2013 due to higher natural gas prices. This was partially offset by lower production as a result of asset dispositions and our capital allocation toward oil development, limiting growth on low netback, natural gas properties.

Reconciliation of Decrease in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2012	$1,644
Decrease in light oil and NGL production	(229)
Increase in light oil and NGL prices (including realized risk management)	46
Decrease in heavy oil production	(22)
Decrease in heavy oil prices	(23)
Decrease in natural gas production	(19)
Increase in natural gas prices (including realized risk management)	52

Gross revenues – January 1 – June 30, 2013	$1,449

Royalties

	Three months ended June 30			Six months ended June 30
	2013	2012	% change	2013	2012	% change
Royalties (millions)	$132	$147	(10)	$251	$308	(19)
Average royalty rate (1)	18%	19%	(1)	17%	19%	(2)
$/boe	$10.32	$9.84	5	$9.81	$10.22	(4)

(1)	Excludes effects of risk management activities.

Royalty expense declined from the comparative periods in 2012 due to lower production resulting from the asset dispositions we completed in 2012. The Alberta government par price, a significant component of royalty rates, was lower in the first half of 2013 compared to 2012 resulting in a lower 2013 royalty rate.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 7

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Operating	$214	$255	(16)	$431	$528	(18)
Transportation	7	7	—	15	15	—
Financing	47	49	(4)	92	96	(4)
Share-based compensation	$16	$(30)	100	$24	$(13)	100

	Three months ended June 30			Six months ended June 30
(per boe)	2013	2012	% change	2013	2012	% change
Operating	$16.83	$17.16	(2)	$16.86	$17.55	(4)
Transportation	0.59	0.51	16	0.59	0.50	18
Financing	3.64	3.32	10	3.58	3.20	12
Share-based compensation	$1.27	$(1.99)	100	$0.93	$(0.41)	100

Operating

Our operating costs have decreased from the comparative periods in 2012 due to our focus on operational efficiencies and acquisition and disposition activity that closed in late 2012.

Operating costs for the second quarter of 2013 include a realized gain on electricity contracts of $7 million (2012 – $2 million loss) and for the six months ended 2013 include a realized gain of $8 million (2012 – $1 million loss). In the first half of 2013, the average Alberta pool price was $92.48 per MWh (2012 – $50.07 per MWh). We currently have the following contracts in place that fix the price on our electricity consumption; in 2013 approximately 50 MW fixed at $55.20 per MWh, in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 80 MW fixed at $56.69 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At June 30, 2013, approximately $1.9 billion was undrawn under this facility.

As at June 30, 2013, the Company had $2.0 billion (December 31, 2012 – $1.9 billion) of senior unsecured notes outstanding with the following information;

	June 30, 2013	December 31, 2012
Weighted average remaining life (years)	5.0	5.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Excludes the effect of cross currency swaps.

At June 30, 2013, we had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014. These swaps fix a portion of the interest rates under our bank facility.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 8

At June 30, 2013, we had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		4.0 years
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		4.5 years
UK Notes	July 31, 2008	£57	10 years	6.95	%(1)	5.1 years
2009 Notes	May 5, 2009	US$154 (2), £20, €10, CAD$5	5 – 10 years	8.85	%(3)	3.5 years
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		5.3 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		8.2 years
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		6.6 years

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Our debt capital structure includes short-term financings under our syndicated bank facility and long-term instruments through our senior unsecured notes. Financing charges in 2013 decreased compared to 2012 as the outstanding balance under our credit facility was lower. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at June 30, 2013, 15 percent (December 31, 2012 – four percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the second quarter of 2013 an expense of $2 million (2012 – $2 million) and for the six months ended June 30, 2013 an expense of $4 million (2012 – $4 million) was recorded in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, our Long-Term Retention and Incentive Plan (“LTRIP”), our Deferred Share Unit Plan (the “DSU”) and our Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Options	$5	$7	(29)	$8	$13	(38)
Restricted Options	—	1	(100)	—	4	(100)
Restricted Rights	—	(38)	100	—	(35)	100
Share Rights	—	—	—	—	—	—
LTRIP	6	—	100	10	5	100
PSU	5	—	100	6	—	100

Share-based compensation	$16	$(30)	100	$24	$(13)	100

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 9

The share price used in the fair value calculation of the LTRIP, PSU and Restricted Rights obligations at June 30, 2013 was $11.10 (2012 – $13.66).

General and Administrative Expenses (“G&A”)

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2013	2012	% change	2013	2012	% change
Gross	$57	$63	(10)	$117	$128	(9)
Per boe	4.44	4.25	4	4.58	4.26	8
Net	43	44	(2)	86	83	4
Per boe	$3.37	$2.95	14	$3.37	$2.75	23

The increase in net G&A per boe costs in 2013 compared to 2012 is primarily due to a decline in recoveries from a lower capital program in 2013 compared to 2012. During the second quarter of 2013, we took the initial steps to lower costs as we reduced staff levels resulting in a $13 million restructuring charge. We will continue to review our organizational structure in the third quarter as we focus on organizational efficiency.

Depletion, Depreciation and Accretion

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2013	2012	% change	2013	2012	% change
Depletion and depreciation (“D&D”)	$270	$306	(12)	$549	$618	(11)
D&D expense per boe	21.19	20.66	3	21.43	20.57	4

Accretion of decommissioning liability	11	10	10	22	21	5
Accretion expense per boe	$0.87	$0.71	23	$0.87	$0.70	24

Our D&D expense has decreased due to lower production volumes in 2013 as a result of the dispositions we completed in late 2012. The dispositions combined with our capital program that is weighted to light-oil development have led to the increase in our D&D rate.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Deferred tax expense (recovery)	$—	$83	(100)	$(26)	$107	(100)

The deferred income tax expense in 2012 was primarily due to unrealized risk management gains and gains on property dispositions.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 10

Foreign Exchange

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Unrealized foreign exchange loss	$64	$35	83	$93	$4	100

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized loss in 2013 was primarily due to the weakening of the Canadian dollar relative to the US dollar.

Funds Flow and Net Income (Loss)

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2013	2012	% change	2013	2012	% change
Funds flow (1) (millions)	$278	$272	2	$545	$609	(11)
Basic per share	0.57	0.57	—	1.13	1.29	(12)
Diluted per share	0.57	0.57	—	1.13	1.29	(12)

Net income (loss) (millions)	(40)	235	(100)	(137)	294	(100)
Basic per share	(0.08)	0.50	(100)	(0.28)	0.62	(100)
Diluted per share	$(0.08)	$0.50	(100)	$(0.28)	$0.62	(100)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

For the second quarter of 2013, funds flow was higher than the comparative quarter due to narrowing WTI to Edmonton light sweet pricing differentials which was partially offset by lower production as a result of dispositions closed in late 2012. The change in net income between quarters was primarily due to lower unrealized risk management gains, $32 million in 2013 compared to $344 million in 2012, and higher unrealized foreign exchange losses in 2013 due to the weakening of the Canadian dollar.

On a year-to-date basis, funds flow was lower than 2012, primarily due to lower production volumes from disposition activity in late 2012. The change in net income between the periods was primarily due to lower revenues from lower production volumes as a result of the dispositions, lower unrealized risk management gains and higher unrealized foreign exchange losses.

Capital Expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Land acquisition and retention	$2	$27	(93)	$3	$35	(91)
Drilling and completions	70	179	(61)	391	676	(42)
Facilities and well equipping	65	138	(53)	194	337	(42)
Geological and geophysical	—	2	(100)	9	10	(10)
Corporate	2	3	(33)	5	11	(55)
Capital carried by partners	(27)	(20)	35	(63)	(80)	(21)

Exploration and development capital (1)	112	329	(66)	539	989	(46)
Property dispositions, net	(29)	(19)	53	(38)	(341)	(89)

Total capital expenditures	$83	$310	(73)	$501	$648	(23)

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 11

In the second quarter of 2013, our activities were focused on completions and tie-in work from our winter 2013 drilling program. We continue to concentrate our efforts on increasing efficiencies and focusing on areas with strong economics.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
E&E capital expenditures	$31	$52	(40)	$60	$150	(60)

During the first six months of 2013, we had no non-cash E&E expenses (2012 – $1 million) related to land expiries.

Gain on asset dispositions

	Three months ended June 30			Six months ended June 30
(millions)	2013	2012	% change	2013	2012	% change
Gain on asset dispositions	$—	$23	(100)	$—	$95	(100)

The gains recognized in income during the first half of 2012 were related to minor property dispositions.

Goodwill

(millions)	June 30, 2013	December 31, 2012
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 12

Liquidity and Capital Resources

Capitalization

	June 30, 2013		December 31, 2012
(millions)		%		%
Common shares issued, at market (1)	$5,384	62	$5,176	64
Bank loans and long-term notes	3,125	36	2,690	33
Working capital deficiency (2)	180	2	239	3

Total enterprise value	$8,689	100	$8,105	100

(1)	The share price at June 30, 2013 was $11.10 (December 31, 2012 – $10.80).
(2)	Excludes the current portion of risk management, long-term debt and share-based compensation liability.

Dividends

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2013	2012	% change	2013	2012	% change
Dividends declared	$131	$128	2	$261	$256	2
Per share	0.27	0.27	—	0.54	0.54	—

Dividends paid (1)	$130	$128	2	$259	$255	2

(1)	Includes amounts funded by the dividend reinvestment plan.

In June 2013, we announced a change in our quarterly dividend to $0.14 per share from $0.27 per share effective for our third quarter dividend. This change provides us with increased financial flexibility as we continue to improve our operational performance and complete our strategic review.

On August 7, 2013, we declared our third quarter dividend of $0.14 per share to be paid on October 15, 2013 to shareholders of record on September 30, 2013. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $3.0 billion expiring on June 30, 2016. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure. We consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On June 30, 2013, the Company was in compliance with all of these financial covenants which consist of the following:

	Limit	June 30, 2013
Senior debt to EBITDA (1)	Less than 3:1	2.3
Total debt to EBITDA (1)	Less than 4:1	2.3
Senior debt to capitalization	Less than 50%	27%
Total debt to capitalization	Less than 55%	27%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 13

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

Financial Instruments

We had the following financial instruments outstanding as at June 30, 2013. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude oil
WTI Collars	55,000 bbls/d	Jul/13 – Dec/13	US$91.55 to $104.42/bbl	$17
WTI Swaps	2,000 bbls/d	Jan/14 – Jun/14	US$92.00/bbl	—
Oil differential contracts	5,000 bbls/d	Jul/14 – Dec/14	US$3.04/bbl LLS discount to Brent	(1)

Natural gas
AECO Forwards	175,000 mcf/d	Jul/13 – Dec/13	$3.43/mcf	6
AECO Forwards	90,000 mcf/d	Jan/14 – Dec/14	$3.90/mcf	13
AECO Collars	50,000 mcf/d	Jan/14 – Dec/14	$3.41 to $4.17/mcf	3

Electricity swaps
Alberta Power Pool	50 MW	Jul/13 – Dec/13	$55.20/MWh	5
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	(2)
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$56.43/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Interest rate swaps	$650	Jul/13 – Jan/14	2.65%	(6)

Foreign exchange forwards on revenues
10-month initial term	US$918	Jul/13 – Dec/13	1.022 CAD/USD	(31)

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	48

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(21)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(3)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$22

Subsequent to June 30, 2013, for the first half of 2014, we entered into additional swaps on 18,000 barrels per day at US$93.93 per barrel and collars on 6,000 barrels per day between US$92.00 per barrel and US$98.67 per barrel. Our total position for the first six months of 2014 is now 26,000 barrels per day.

Please refer to our website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 14

Outlook

This outlook section is included to provide shareholders with information about our expectations as at August 7, 2013 for production and capital expenditures in 2013 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013.

Our 2013 exploration and development capital budget remains unchanged at $900 million. It has been determined not to proceed with the previously announced option to increase our 2013 capital budget by $300 million. Our forecast 2013 average production remains unchanged between 135,000 and 145,000 boe per day.

There have been no changes to our guidance from our initial forecast, released on January 9, 2013 with our “2013 Budget” release and filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	14	0.03
Liquids production	1,000 bbls/day	25	0.05
Price per mcf of natural gas	$0.10	3	0.01
Natural gas production	10 mmcf/day	2	0.01
Effective interest rate	1%	5	0.01
Exchange rate ($US per $CAD)	$0.01	20	0.04

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$—	$63	$262	$1,328	$256	$1,216
Transportation	12	22	14	5	1	—
Transportation ($US)	2	29	55	52	51	352
Power infrastructure	17	16	16	16	16	13
Drilling rigs	9	17	15	11	7	—
Purchase obligations (1)	3	5	5	1	1	1
Interest obligations	82	160	150	117	82	146
Office lease (2)	32	56	55	54	52	385
Decommissioning liability (3)	$76	$95	$91	$87	$83	$207

(1)	These amounts represent estimated commitments of $11 million for CO2 purchases and $5 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $324 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 15

Our syndicated credit facility is due for renewal on June 30, 2016. If we are not successful in renewing or replacing the facility, we could be required to obtain other facilities including term bank loans. In addition, we have an aggregate of $2.0 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

Equity Instruments

Common shares issued:
As at June 30, 2013	485,011,249
Issued on exercise of options	270,260
Issued on exercise of share rights	3,510
Issued pursuant to dividend reinvestment plan	2,456,005

As at August 7, 2013	487,741,024

Options outstanding:
As at June 30, 2013	21,861,521
Granted	24,200
Exercised	(270,260)
Forfeited	(346,101)

As at August 7, 2013	21,269,360

Share Rights outstanding:
As at June 30, 2013	123,002
Exercised	(3,510)

As at August 7, 2013	119,492

Restricted Options outstanding (1):
As at June 30, 2013	5,231,431
Forfeited	(189,920)

As at August 7, 2013	5,041,511

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses – Share-Based Compensation” section of this MD&A for further details.

Internal Control over Financial Reporting (“ICOFR”)

No changes in our ICOFR were made during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

New Accounting Pronouncements

During the first quarter of 2013, we adopted the following standards all of which were applied retroactively except for IFRS 13 which was applied prospectively.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard became effective on January 1, 2013. There was no impact to us on adoption of this standard.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard became effective on January 1, 2013 and applies to our interest in the Peace River Oil Partnership. We have determined that our interest in the Peace River Oil Partnership continues to be classified as a joint operation under the new standard; thus we continue to record our interest in the assets, liabilities, revenues and expenses in the Partnership.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 16

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements became effective on January 1, 2013. There was no impact to us on adoption of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard became effective on January 1, 2013. There was no impact to us upon adoption of this standard.

IFRS 7 “Financial Instruments – Disclosures” was amended, effective January 1, 2013, outlining new disclosure requirements when offsetting financial assets and liabilities. We complied with the additional disclosure requirements during the period.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard will eventually replace IAS 39 “Financial Instruments: Recognition and Measurement”. This standard is still in development and no effective date has been set; therefore, Penn West cannot assess the impact of this standard at this time.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, our intention to actively streamline and focus our management and operating structure, our intention to continue to focus on cost saving initiatives and take further steps to allow us to achieve our goal to deliver best in class operating performance and shareholder returns, the ability of our exploration of strategic alternatives to maximize shareholder value, our intention to conduct a detailed review of our asset base, and the expectation that the Special Committee will complete its review prior to the end of the year; under “General and Administrative Expenses”, our intention to continue to review our organizational structure in the third quarter as we focus on organizational efficiency; under “Capital Expenditures”, our intention to continue to concentrate our efforts on increasing efficiencies and focus on areas with strong economics; under “Environmental and Climate Change”, the environmental risks and hazards we face, the potential impact such risks could have on us, and our intention to reduce our environmental impact and allocate sufficient capital to reclamation and other activities; under “Liquidity and Capital Resources”, the ability of our dividend reduction to provide us with increased financial flexibility as we continue to improve our operational performance and complete our strategic review, the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies, and all matters relating to our dividend policy, including the factors that may affect the amount of dividends that we pay in the future (if any); under “Outlook”, our 2013 exploration and development capital budget of $900 million and our forecast 2013 average production of between 135,000 and 145,000 boe per day; and certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on our future funds flow.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 17

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions, dispositions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST EXPLORATION SECOND QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 18